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FOR:       INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
APPROVED:  ALEXIUS A. DYER, CHIEF EXECUTIVE OFFICER
CONTACT:   GEORGE MURNANE III
           CHIEF FINANCIAL OFFICER
           INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
           (305) 593-2658


FOR IMMEDIATE RELEASE:

INTERNATIONAL AIRLINE SUPPORT GROUP, INC. ANNOUNCES COMPLETION OF
FINANCIAL RESTRUCTURING.

          Miami, Florida--October 4, 1996: International Airline Support Group, Inc. announced today the completion of its financial restructuring, which included three related transactions: a 1-for-27 reverse stock split; the issuance of approximately 2.2 million shares of Common Stock for 100% of the outstanding principal amount of its 8% Convertible Subordinated Debentures due 2003; and the redemption of its 12% Senior Secured Notes due 1997 with an advance pursuant to a new credit agreement entered into with BNY Financial Corporation. Completion of the financial restructuring cured all defaults with respect to the Company's indebtedness and eliminated the Company's stockholder's deficit.

          The Company's Common Stock will begin trading on a post-reverse-split-basis on Tuesday, October 8, 1996, under the symbol "IFLY." Following the reverse split, the Company has approximately 3 million shares of Common Stock outstanding.

          Lex Dyer, Chairman and Chief Executive Officer of the Company, stated, regarding the successful completion of the restructuring, "The Company is extremely pleased with the response to its financial restructuring proposals.
Of the approximately 90% of the outstanding stock voted, close to 95% was voted in favor of the reverse-stock-split and we had 100% acceptance of the


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exchange offer for the Convertible Debentures.  We consider this response a validation of our efforts to revitalize IASG."

          The Company is a worldwide supplier of aircraft spare parts to the aviation redistribution market. During its last fiscal year, the Company supplied parts to over 771 customers worldwide and reported operating revenues of $23.2 million, income from operations of approximately $4.5 million and net income of approximately $2.3 million.